PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 31, 2010

VATUKOULA GOLD MINES HALF YEAR RESULTS

Vancouver, British Columbia, May 31, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that Vatukoula Gold Mines plc has published its results for the first half year ended February 28, 2010.

Vatukoula Gold Mines plc (“VGM”) is a UK company, listed on the AIM Market of the London Stock Exchange, which owns and operates the Vatukoula Gold Mine located in Fiji. Canadian Zinc holds 628 million shares of VGM representing approximately 17% of VGM’s shares.

The following information and commentary has been derived from VGM’s announcement May 28, 2010.

VGM reported that the first half year has been particularly productive for the Vatukoula Gold Mine. Continuing efforts to increase production at the mine resulted in higher gold production of 25,096 ounces, increased gross margins and £4 million of profit after tax.

VGM now expects gold production for the year ending August 31, 2010 to be about 50,000 ounces and anticipates reaching its targeted production rate of 100,000 ounces per annum in the first calendar quarter of 2011.  Cash costs per ounce are expected to fall as production ramps up, providing further scope for growth.

VGM Financial Results (Unaudited)

VGM reported a profit after tax of £4.0 million for the six months ended February 28, 2010, compared to a loss of £3.9 million in the period ended February 28, 2009.  Earnings per share in the six months ended February 28, 2010 were 0.12 pence per share, compared to a reported loss of 0.29 pence per share in the comparative period in 2009.

Turnover for the period ended 28 February 2010 was £16.5 million, compared to turnover of £9.5 million for the period ended 28 February 2009. This increase was predominantly attributable to both the planned ramp up in gold production at the Vatukoula Gold Mine and a higher average gold price received (US$1,102/ounce). Gross margins increased to £7.5 million, up from £0.23 million in the period ended 28 February 2009. This substantial increase was due to the increased revenue and a relatively stable cost of sales of £9 million, compared to £9.2 million in the previous period.

Investment in property, plant and equipment increased by £1.2 million and VGM expects this to increase further during the remainder of the year, in particular with the rehabilitation of the Philip shaft which is expected to cost approximately £1.8 million. Investment in mine development increased by £4.3 million as result of the increased underground development  which totaled 3.7 km over the period.

The net cash flow generated in operating activities was £1 million (2009: net outflow of £0.97 million). After deducting the cash flows used in investing activities of £5.5 million the cash out flow prior to financings was £4.5 million (2009: net outflow of £1.4 million). The net cash provided by financing activities of £10.8 million was mainly attributable to equity issues carried out in September and October 2009, which raised a total of £11 million. As result of the above VGM reported a net cash increase over the period of £6.3 million resulting in a cash position of £8.3 million at the end of February 2010.

Vatukoula Gold Mine Operations
(per VGM March 22, 2010 and December 17, 2009 Updates)	December 1 – February 28, 2010 Q2	September 1 - November 30, 2009 Q1	Year ended August 31, 2009
Underground Mining / Sulphide Processing
Ore mined (t)	62,606	45,105	212,029
Average grade	6.93	8.34	7.59
Ore delivered (t)	58,230	43,406	188,344
Sulphide head grade (g/t)	6.60	8.63	6.28
Oxide Plant
Ore delivered (t)	43,472	43,899	32,095
Oxide head grade (g/t)	1.99	1.93	1.78
Total
Development (metres)	2,036	1,664	5,755
Ore processed (t)	102,302	86,329	220,439
Average ore head grade (g/t)	4.64	5.29	6.27
Recovery (%)	84%	84%	75%
Gold recovered * (oz)	12,869	12,227	33,757
Gold shipped (oz)	15,267	8,826	33,246
* includes gold which has been partially processed but not produced as gold doré or shipped.

During the six month period VGM continued its ongoing production ramp up at the Vatukoula Gold Mine with a 34% increase in gold shipped to 24,092 ounces compared to 17,920 ounces in the six months ended February 28, 2009.

Underground production for the six month period provided 107,711 tonnes of ore at a grade of 7.52 grams of gold per tonne (2009: 94,592 tonnes at a grade of 6.90 grams of gold per tonne). The mine benefitted from the mining of a high-grade section toward the end of the first and some of the second quarter.  The oxide circuit, which was commissioned in the final quarter of the year ended August 31, 2009 treated 87,372 tonnes of oxide material at a grade of 1.96 grams per tonne gold.

A total of 188,631 tonnes of sulphide and oxide ore was processed during the period, recovering 25,096 ounces, which was an improvement of 99% in ore processed and an improvement of 34% in terms of gold recovered compared to the previous period.

Operating cash cost on a per ounce basis for the six month period was US$635 (2009: US$857 per ounce). VGM remains confident that it can reduce cash costs to between US$550 and US$600 per ounce once the mine achieves its target of 100,000 ounces of gold per annum.

During the period Vatukoula purchased a further three pieces of underground mobile equipment increasing the underground equipment purchased during VGM’s ownership to twelve.  VGM has budgeted for an additional five pieces of underground equipment which includes a further four Toro 151 loaders and one Toro 006 loader.

VGM is actively increasing the available stoping faces by an accelerated underground development programme. However, even with this accelerated development programme (3,700 metres during the period) VGM remains below the targeted development rates needed for the type of ore bodies encountered at Vatukoula.

Daily production from underground continued to increase in the third quarter post the period end.  However while the mine has opened up new production areas, the accelerated underground development program has not progressed at a rate expected. Therefore, sufficient mining areas at high enough grades have not yet been opened to achieve the planned production rate for the year ending August 2010.

As such VGM anticipates a reduction in gold production for the third quarter, but stronger production for the fourth quarter, which should result in gold production for the financial year ending August 2010 in the region of 50,000 ounces of gold, which is approximately 83% of the previously stated target.

VGM continues to plan for an increase in production to a rate of 100,000 ounces of gold per annum, which is now expected to occur in the first quarter of the calendar year beginning 2011.

Regional Exploration program

The Vatukoula Mine historically uncovered new underground ore bodies on a regular basis via continuous exploration programmes. However this was curtailed by the previous owners in the late 1990's because of the prevailing low gold price and as result no major new mining areas have been discovered since then.  VGM recognizes that to achieve its longer term strategy of increasing the resource and reserve base, and ultimately investigating the potential of Vatukoula producing at over and above the 100,000 ounces per year will need an extensive exploration programme. VGM has engaged a minerals consultancy group, which has experience with the Vatukoula ore bodies, to develop an exploration program both within the mining lease and within the exploration licences surrounding the mine. This consultancy group has commenced a study which will prioritize the exploration targets for surface exploration to begin in early September 2010.

Outlook

VGM has stated that its long term planning for production at a rate of 100,000 ounces gold per year remains on course.  The initial capital replacement program is nearing an end. Some setbacks have been encountered which reduced production in the current quarter, but through the efforts of the mine management these issues are being progressively dealt with. To place Vatukoula into a sustainable production profile of 100,000 ounces per annum needs an underground mine that has sufficient flexibility in all areas to be able to maintain production.  VGM is targeting to get to that position and anticipates producing at a pro-rata rate of 100,000 ounces of gold in the first calendar quarter of 2011.

Cautionary note:  The historic and forward-looking information presented above with regard to the operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly filed documents.

For further information:  www.vatukoulagoldmines.com

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations to a rate of 110,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).  VGM has no forward gold sales and no bank debt.

About Canadian Zinc:

Canadian Zinc holds 628.6 million shares of VGM representing approximately 17% of VGM’s outstanding shares.

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes and related costs of production at the Vatukoula Gold Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production and sales volumes at the Vatukoula Gold Mine, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com